Exhibit 99.2

Press Release

AC Immune Holds its Annual General Meeting of Shareholders

Lausanne, Switzerland, June 25, 2021 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision medicine for neurodegenerative diseases, today announced that AC Immune held its Annual General Meeting per Swiss law. Shareholders cast their votes through the independent proxy appointed by the shareholders.

Shareholders re-elected Douglas Williams, Martin Velasco, Peter Bollmann, Alan Colowick, Tom Graney, Carl June, Werner Lanthaler, Andrea Pfeifer and Roy Twyman to their positions on the Board of Directors. Douglas Williams and Martin Velasco will continue to serve as Chairman and Vice-Chairman of the Board, respectively.

Douglas Williams, Chairman of the Board of Directors of AC Immune, commented: “Despite impact from COVID-19, AC Immune has maintained its business on track. In fact, the Company is emerging from the pandemic with plans to accelerate development of key clinical programs, in particular its Alzheimer’s disease vaccines targeting Tau and Abeta. These industry-leading programs continue to demonstrate good safety and robust, lasting immunization against key pathological proteins, including phospho-Tau and both oligomeric and pyroglutamate Abeta, respectively. As the treatment focus for AD shifts earlier and potentially into the prevention setting, pioneering active vaccination positions AC Immune to become a global leader with a highly differentiated approach and clinically validated candidates. I am thankful to our Shareholders for their trust in the Board to lead AC Immune in its next phase of development.”

Shareholders also approved all resolutions at the AGM as proposed by the Board of Directors. Prior to the meeting, the Board withdrew agenda items 6.2 and 6.3.

The meeting was held in accordance with the requirements of the COVID-19 Ordinance 3, issued by the Swiss Federal Council.

About AC Immune SA

AC Immune SA is clinical-stage biopharmaceutical company that aims to become a global leader in precision medicine for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features nine therapeutic and three diagnostic candidates, six of which are currently in clinical trials. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies including Genentech, a member of the Roche Group, Eli Lilly and Company, and Janssen Pharmaceuticals, Inc., resulting in substantial non-dilutive funding to advance its proprietary programs and >$3 billion in potential milestone payments.

SupraAntigen® and Morphomer® are registered trademarks of AC Immune SA in the following territories: AU, CH, EU, JP, and GB. Morphomer® is also a registered trademark of AC Immune SA in CN and NO.

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For further information, please contact:

Head of Investor Relations and Corporate Communications Joshua Drumm, Ph.D. AC Immune Phone : +1 917 809 0814 Email: joshua.drumm@acimmune.com	U.S. Media Katie Gallagher LaVoie Health Science Phone: +1 617 792 3937 Email: kgallagher@lavoiehealthscience.com

European Investors & Media Chris Maggos LifeSci Advisors Phone : +41 79 367 6254 Email : chris@lifesciadvisors.com

Forward-looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. These include: the impact of Covid-19 on our business, suppliers, patients and employees and any other impact of Covid-19. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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